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                          August 16, 2023

       Kevin Barnes
       VP of Finance & Administration
       POET Technologies Inc.
       120 Eglinton Avenue East, Ste. 1107
       Toronto, Ontario
       M4P 1E2, Canada

                                                        Re: POET Technologies
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed August 9,
2023
                                                            File No. 333-273853

       Dear Kevin Barnes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Mark Wood